UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer and AgustaWestland to Join Forces in Latin America

São Paulo, Brazil, January 21, 2013 – Embraer S.A. and AgustaWestland, a Finmeccanica company, today announced that they have signed a memorandum of understanding aiming at establishing a joint venture which could lead to the production of AgustaWestland helicopters in Brazil to be marketed for both commercial and military use in Brazil and Latin America.

“This is an important step for Embraer as we continue expanding our business,” said Frederico Fleury Curado, Embraer President and CEO. “We are certain that the combined skills and competences of Embraer and AgustaWestland will create great value for customers in the region.”

Bruno Spagnolini, CEO, AgustaWestland said, “We are pleased to have signed this MOU with Embraer and look forward to working with them to establish a joint venture company in Brazil to manufacture and market helicopters. Brazil is an important market for AgustaWestland and we believe having an industrial presence in this country will help us to further grow our business in one of the world’s fastest growing markets.”

Preliminary studies by Embraer and AgustaWestland show strong market potential for twin engine, medium lift helicopters, especially to meet the requirements of the offshore oil and gas market. Other key market sectors, such as executive transport and military, show promising potential as well. The partners aim at establishing the joint venture within a few months once a final agreement has been reached and the relevant approvals have been obtained.

About AgustaWestland

AgustaWestland, a Finmeccanica company, is a total capability provider in the worldwide rotorcraft market offering the widest range of advanced rotorcraft for both commercial and military applications. AgustaWestland has its main operations in Italy, the UK, Poland and the United States of America with service, training and support centres around the globe. It has its own subsidiary in Brazil, AgustaWestland Do Brasil Ltda, which supports its customers in Brazil and Latin America.

AgustaWestland has expanded its presence in key markets through a number of joint ventures, partnerships and collaborative programs with leading aerospace and defence companies to deliver mutually beneficial programs. This network of alliances strengthens the Company’s product range, increases its global reach, and enhances business opportunities. For more information, please visit www.agustawestland.com.

About Embraer SA

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer